Filed pursuant to Rule 253(g)(2)
File No. 024-10946

SUPPLEMENT TO THE OFFERING CIRCULAR DATED JULY 12, 2019

THIS SUPPLEMENT IS DATED JULY 15, 2019

To The Stars Academy of Arts and Science Inc.

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated July 12, 2019 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

We have updated James Semivan’s information on page 24 as follows:

Jim Semivan – Founder, Vice President Operations, Director

Jim Semivan is a co-founder and Vice President Operations of the company. Prior to joining us in 2017 (and continuing in this capacity), Mr. Semivan is the owner of a consulting firm called JimSem 1 Inc LLC (formerly JimSem1, LLC), which he founded in 2007 after retiring from the Central Intelligence Agency that year. Since his retirement, Mr. Semivan has been primarily working for JimSem1, where he has been consulting with the Intelligence Community (IC) on a variety of classified topics that include IC Leadership training, CIA Tradecraft training and IC programs for countering weapons of mass destruction. Mr. Semivan retired from the Central Intelligence Agency’s Directorate of Operations after 25 years working as an operations officer both overseas and domestically. He was a member of the CIA’s Senior Intelligence Service. Mr. Semivan has a BS and a BA degree from The Ohio State University and a MA in English Literature from San Francisco State University. Mr. Semivan currently holds Top Secret Clearances.

We have updated the security ownership of management and certain securityholders on page 38 to reflect data as of July 15, 2019.

The table is updated as follows:

Title of Class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (2)
Class A Common Stock	Gravity Holdings LLC(3)	9,428,240 shares	N/A	81.9%
Class A Common Stock	Officers and Directors (8 persons)	10,707,440 shares	792,390 shares (4)	93.4	%(5)
Class B Common Stock	Gravity Holdings LLC(3)	1,800 shares	N/A	33.3%
Class B Common Stock	JimSem 1 Inc LLC (formerly JimSem1, LLC), (6)	1,800 shares	N/A	33.3%
Class B Common Stock	Harold E. Puthoff	1,800 shares	N/A	33.3%
Class B Common Stock	Officers and Directors (8 persons)	5,400 shares	N/A	100%

(1) The address for all the executive officers and directors is c/o To The Stars Academy of Arts and Science Inc., 315 S. Coast Hwy 101, Suite U38, Encinitas, California 92024.

(2) Based on 11,516,986 outstanding shares of Class A Common Stock and 5,400 outstanding shares of Class B Common Stock.

(3) The DeLonge Family Trust is the sole member of Gravity Holdings, LLC. Thomas DeLonge and his wife, Jennifer DeLonge, are trustees of the DeLonge Family Trust.

(4) Acquirable from the exercise of options granted under the Amended and Restated 2017 Stock Incentive Plan (“ANR Plan”), assuming the vesting of all options (786,990), and conversion from Class B to Class A Common Stock (5,400).

(5) This calculation is the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.

(6) Formerly, JimSem1 LLC and wholly-owned by James Semivan.